

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Todd Fister
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

Re: Owens Corning
      Form 10-K for the year ended December 31, 2023
      File No. 001-33100

Dear Todd Fister:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing